# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 000000000
Title of class of securities: Warrants to Purchase Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia (GA), 30346
Date of event which requires filing of this statement: 08/01/2025
Amends the filing with accession number 0001104659-23-119980
Filed by CIK 0001999695
Persons authorized to receive notices and communications: Nadir Nurmohamed, Searchlight IV KOR, L.P., 745 5th Avenue - 27th Floor, New York, New York (NY), 10151, (212) 293-3730

## Reporting persons
- Searchlight IV KOR, L.P. (CIK 0001999695): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (14% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of common stock, par value $0.0001 per share ("Common Stock"), of KORE Group Holdings, Inc. (the "Issuer") issuable to Searchlight IV KOR, L.P. upon the exercise of the warrant to purchase up to 2,360,000 shares of Common Stock at an exercise price of $0.05 per share issued on November 9, 2023 (the "Warrant") and the warrant to purchase up to 44,942 shares of Common Stock at an exercise price of $0.05 per share issued on December 13, 2023 (the "Additional Warrant"), as further discussed in Items 1, 4 and 6 herein, giving effect to the Issuer's 1-for-5 reverse stock split that became effective on July 1, 2024 (the "Reverse Stock Split").
  
  The percentage in Row 13 is calculated based on 17,160,061 shares of Common Stock outstanding as of May 13, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2025.
- Searchlight Capital Partners IV GP AGG, LLC (CIK 0001999764): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (14% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock issuable to Searchlight IV KOR, L.P. upon the exercise of Warrant and the Additional Warrant, which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP AGG, LLC, as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,160,061 shares of Common Stock outstanding as of May 13, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2025.
- Searchlight Capital Partners IV GP, L.P. (CIK 0001999785): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (14% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock issuable to Searchlight IV KOR, L.P. upon the exercise of Warrant and the Additional Warrant, which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, L.P., as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,160,061 shares of Common Stock outstanding as of May 13, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2025.
- Searchlight Capital Partners IV GP, LLC (CIK 0002000946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (14% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock issuable to Searchlight IV KOR, L.P. upon the exercise of Warrant and the Additional Warrant, which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, LLC, as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,160,061 shares of Common Stock outstanding as of May 13, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Warrants to Purchase Common Stock, $0.0001 par value
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia (GA), 30346
Comment:
This Amendment No. 3 (this "Amendment No. 3") to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 20, 2023, as amended by Amendment No. 1, dated as of December 15, 2023 and Amendment No. 2, dated as of December 19, 2024 (as it may be amended from time to time, collectively, the "Schedule 13D"), relating to KORE Group Holdings, Inc. (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1 is hereby amended and restated in its entirety to read as follows:

This statement on Schedule 13D relates to warrants to purchase a total of 2,404,942 shares of Common Stock of the Issuer, a Delaware corporation, with principal executive offices at 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia 30346.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

In connection with the August 1 Agreement (as defined below):

* The Reporting Persons advised the Special Committee of the board of directors of the Issuers (the "Special Committee") that they would like to confer, consult and potentially reach agreements and understandings with ABRY during the Holiday Period (as defined below) and take other steps in furtherance of an offer to acquire the Issuer in order to consider how to make such offer more attractive, including potentially involving ABRY in a potential offer or potential transaction and/or potentially be considered a "group."

* The Reporting Persons are considering making additional purchases of common stock up to 20% limitation set forth in the Investment Agreement.

The Reporting Persons, individually or together with their affiliates, continue to evaluate the possibility of a further investment in or full acquisition of the Issuer, which could include open-market or private purchases of Common Stock (to the extent permitted by existing agreements), and may have discussions with the Issuer and/or sources of financing or other third parties (including, as now specifically permitted by the August 1 Agreement, ABRY Partners, LLC (together with its affiliates and associates, "ABRY") and including, as now specifically permitted by the August 1 Agreement, forming a "group" with ABRY) concerning the foregoing.

There can be no assurance: that the Reporting Persons will have any discussions, form any "group," make any proposal or make any further purchase or investment; or that the Reporting Persons and the Issuer will be able to reach any requisite agreement with respect to any of the foregoing; or of the terms of or timing of any of the foregoing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

On August 1, 2025, the Issuer and Searchlight IV KOR, L.P. (together with its affiliates and associates, "Searchlight") entered into an agreement (the "August 1 Agreement") pursuant to which, among other things, during the Holiday Period (as defined below) (a) Searchlight and any Permitted Group (as defined below) have a waiver from the Corporation from the restrictions set forth in Article IX of the Issuer's Charter and a holiday of relief from any restrictions and/or obligations that apply under Article IX of the Charter as of August 1, 2025 in respect of an offer to acquire the Issuer, whether individually or together with ABRY, and (b) Searchlight will not be restricted by Section 5.05(d) of the Investment Agreement with respect to ABRY and may confer and consult with and reach agreements and understandings with, and potentially be considered a "group" (within the meaning of Section 13(d)(3) of the Act) with, ABRY (any such "group," a "Permitted Group") and will not be deemed to violate Section 5.05(a) of the Investment Agreement by virtue of forming a Permitted Group with ABRY.

Pursuant to the August 1 Agreement, the restrictions and obligations under Article IX of the Charter and the Investment Agreement in effect immediately prior to the execution of the August 1 Agreement (the "Status Quo") will once again apply after the Holiday Period, but no action taken during the Holiday Period which is permitted to be taken during the Holiday Period will result in adverse consequences to Searchlight or ABRY under Article IX of the Charter or be deemed to constitute a breach of the Investment Agreement.

The August 1 Agreement further provides that no Permitted Group shall include any other person who is not an affiliate or associate of Searchlight or ABRY and if no definitive agreement is entered into by the end of the Holiday Period, then any such Permitted Group formed during the Holiday Period shall be thereupon disbanded.

"Holiday Period" means the period commencing on August 1, 2025 until 5:00 p.m. New York time on November 30, 2025, unless extended by amendment in accordance with the August 1 Agreement.

The foregoing description of the August 1 Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, which is attached to this report as Exhibit 9 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Act (filed previously).

Exhibit 2 Investment Agreement, dated as of November 9, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 9, 2023).

Exhibit 3 Amendment to Investment Agreement, dated as of December 13, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 4 Amended and Restated Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 5 Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 6 Amended and Restated Investor Rights Agreement, dated as of November 15, 2023, by and among the Issuer, Searchlight IV KOR and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 7 Certificate of Designations of Series A-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 8 Certificate of Designations of Series A-2 Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 9 Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of August 1, 2025.

## Signatures
- Searchlight IV KOR, L.P.: Searchlight Capital Partners IV GP AGG, LLC, General Partner (08/05/2025)
- Searchlight IV KOR, L.P.: /s/ Andrew Frey, Andrew Frey, Authorized Person (08/05/2025)
- Searchlight Capital Partners IV GP AGG, LLC: /s/ Andrew Frey, Andrew Frey, Authorized Person (08/05/2025)
- Searchlight Capital Partners IV GP, L.P.: Searchlight Capital Partners IV GP LLC, General Partner (08/05/2025)
- Searchlight Capital Partners IV GP, L.P.: /s/ Andrew Frey, Andrew Frey, Authorized Person (08/05/2025)
- Searchlight Capital Partners IV GP, LLC: /s/ Andrew Frey, Andrew Frey, Authorized Person (08/05/2025)